DB

SE 19007756

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-65606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas, 7th Floor
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wenk 212-841-7850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David H. Wenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jawana C Richardson
COMM. #01RI60011467
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
My Commission Expires 02/23/2022

Notary Public

Signature

Vice President & Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cushman & Wakefield Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2019

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 2,374,868
Deferred tax asset	78,683
Total assets	$ 2,453,551
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 108,609
Accrued expenses and other current liabilities	37,190
Total liabilities	145,799
Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	–
Paid-in capital	25,000
Retained earnings	2,282,752
Total stockholder's equity	2,307,752
Total liabilities and stockholder's equity	$ 2,453,551

The accompanying notes are an integral part of these financial statements.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statements

December 31, 2018

1. Description of Business

Cushman & Wakefield Securities, Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily arranges real estate financing with accredited investors through placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. The Company is permitted, under its membership agreement, to engage in other activities; however, it does not engage in these authorized activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any material events that occurred subsequent to December 31, 2018 through February 27, 2019, the date these financial statements were available for issuance, were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to these financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or is otherwise notified of actual cost. The majority of the Company's service providers invoice on a monthly basis for services performed. The Company makes estimates of its accrued expenses as of each Statement of Financial Condition date in its financial statements based on facts and circumstances known to it.

Cash

Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Revenue Recognition

Under current revenue recognition, revenue is recognized upon transfer of control of promised services to clients in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company will accelerate the recognition of variable fees if the fees are deemed to not be subject to significant reversal, based on the Company's estimates and judgments. The Company's variable fees do not typically require significant judgement nor contain contingencies.

The Company enters into Capital Markets contracts and earns revenues that require the fulfilment of its performance obligation. The contracts typically contain a single performance obligation. A performance obligation is a contractual promise to transfer a distinct service to the client and is the unit of account.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company only has one revenue stream and therefore does not need to disaggregate revenue in any more detail than presented on the face of the statement of operations.

The Company had commissions receivable of $35,000 that were collected in the current year. There were no contract assets or liabilities recognized under ASC 606 as of January 1, 2018 or December 31, 2018.

A contract's transaction price is allocated to each performance obligation and recognized as revenue when the performance obligation is satisfied. The Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct service in the contract. Fees are recognized as gross revenue, in accordance with written agreements, at the time the performance obligation is fully satisfied unless significant future contingencies exist.

The adoption of Topic 606 resulted in an acceleration of some revenues that are based, in part, on future contingent events. Once the Company's performance obligation is satisfied, the portion of the revenue that is contingent on a future event will likely be recognized if deemed not subject to significant reversal, based on the Company's estimates and judgments. A contingency or condition is defined as an event (or non-event) which must occur (or not occur) before the Company's fee is fixed and determinable.

The Company records a contract liability to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition in accordance with U.S. GAAP.

The Company adopted this standard effective January 1, 2018 on a modified retrospective basis, with no material impact on its financial statements or related disclosures.

Advisory and Placement Fees Receivable and Allowance for Doubtful Accounts

Advisory and placement fees recognized but not yet received are recorded as receivables on the Statement of Financial Condition. The Company evaluates the collectibility of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. As of December 31, 2018, the Company did not record any allowances.

2. Summary of Significant Accounting Policies (continued)

Expense Recognition

Real estate service fees paid to affiliates and real estate professional fees, on the Statement of Operations, represent payments made to real estate companies/professionals for services in connection with transactions completed by the Company. These transaction-related expenses are paid upon completion of the transaction and recognized when the corresponding revenue is recognized.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes, which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc., through December 31, 2018.

Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company is included in combined state income tax returns with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax-deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense on the Statement of Operations.

Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash, accrued expenses, and due to parent respectively.

3. Recent Accounting Pronouncements

The Company has adopted the following new accounting standards that have been recently issued:

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, Accounting Standard Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (together with all subsequent amendments, "Topic 606"), which replaced most existing revenue recognition guidance under U.S. GAAP. The core principle of Topic 606 requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. Topic 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

The Company adopted Topic 606 effective January 1, 2018 using the modified retrospective transition approach. The adoption of this standard did not have an impact on the Company's revenue recognition.

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 made eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 became effective for the Company on January 1, 2018. The new standard requires adoption on a retrospective basis unless it is impracticable to apply, in which case it should be applied prospectively as of the earliest date practicable. Adoption of ASU 2016-15 did not have a material impact on the Company's financial statements.

3. Recent Accounting Pronouncements (continued)

The Company will adopt the following new accounting standards that have been recently issued:

Leases

In February 2016, the FASB issued ASU No. 2016-12, Leases ("ASU 2016-12"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing agreements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company believe the impact of ASU 2016-02 is minimal.

4. Related Party Transactions

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Administrative Services Agreement dated as of January 1, 2017 ("Agreement"), the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. For Company registered representatives who are members of the Parent's Corporate Finance & Investment Banking ("CFIB") business unit, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2018 was equal to 5.0% of CFIB's affiliated overhead expense based on the 2018 Annual Operating Plan. This percentage fee is calculated based on the anticipated volume of securities related activity of the Company's registered representatives. For Company registered representatives who are members of the Parent's business units other than CFIB, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2018 was equal to 5.0% of the respective business unit's affiliated overhead expense based on the 2018 Annual Operating Plan. The cost for such services is recorded within Parent management expense fees on the Statement of Operations. For the year ended December 31, 2018, the fee for such services amounted to $182,728.

The Due to Parent balance on the Statement of Financial Condition at December 31, 2018 primarily relates to Parent cost allocations, federal and certain unitary state income taxes, transaction costs and other fees paid by the Parent. Due to Parent balances are settled on a periodic basis.

4. Related Party Transactions (continued)

The Company is to pay the Parent and affiliated brokers for services rendered in connection with transactions completed by the Company. For the year ended December 31, 2018, the fees for such services amounted to $297,522, of which substantially all $297,522 is included in both due to Parent and real estate service fees paid to affiliates on the Statement of Financial Condition and the Statement of Operations, respectively.

The Company is to pay the parent $62,224 for headquarter support services and royalty fees.

5. Income Taxes

The components of income tax expense for the year ended December 31, 2018 are as follows:

Current income tax expense:	
Federal	$ –
State and local	–
Total current income tax expense	–
Deferred tax expense:	
Federal	54,460
State and local	10,212
Total deferred income tax expense	$ 64,672

The Company had an effective tax rate of 20.56%, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes and enactment of the US tax law changes. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future.

As of December 31, 2018, the Company had a deferred tax asset of $78,683 which is a result of having net operating loss carryovers totaling $227,441, which can be carried forward indefinitely.

5. Income Taxes (continued)

The decreases in deferred tax balances for operating loss carryovers from 2017 to 2018 is due to the current year utilization. The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material uncertain tax positions existed as of December 31, 2018.

6. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2018, there were no claims or suits involving the Company.

7. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) (the "Rule,") which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC 15c3-3 under the Securities Exchange Act of 1934.

At December 31, 2018, the Company had net capital of $2,229,069, which was $2,219,349 in excess of the required net capital of $9,720. The Company's percentage of aggregate indebtedness to net capital at December 31, 2018 was 6.57%.

7. Net Capital Requirements (continued)

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of SEC Rule 15c3-1.